	FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
/ /	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB NUMBER: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response...0.5

	(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Brass Eagle Inc. (XTRM)
Hanselman Richard W.			X Director 10% Owner
(Last) (First) (Middle)	3. I. R. S. Identification Number of Reporting	4. Statement for Month/Day/Year	Officer (give title below) Other (specify below)
	Person, if an entity (Voluntary)	January 24, 2003
104 Westhampton Place
(Street)	###-##-####	5. If Amendment, Date of	7. Individual or Joint/Group Reporting
Nashville TN 37205		Original (Month/Day/Year)	(check applicable line)
(City) (State) (Zip)			X Form Filed by one Reporting Person
Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date	2A. Deemed	3. Transaction Code		4. Securities Acquired (A) or Disposed			5. Amount of Securities	6. Ownership	7. Nature of
(Instr. 3)	(Month/Day/Year)	Execution Date,	(Instr.8)		of (D) (Instr. 3, 4 and 5)			Beneficially Owned Following	Form: Direct	Indirect
		If any						Reported Transactions(s)	(D) or Indirect	Beneficial
		(Month/Day/Year)				(A) or		(Instr. 3 and 4)	(Instr. 4)	Ownership
			Code	V	Amount	(D)	Price			(Instr.4)
Brass Eagle Inc.	1/23/03		A		259	A	*	259	D
Common Stock

*    Given to reporting person as compensation for serving on Board of Directors.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts calls warrants options, convertible securities)
1. Title of	2. Conversion	3. Transaction Date	3A. Deemed	4. Transaction	5. Number of	6. Date Exercisable and	7. Title and Amount of	8. Price of	9. Number of	10. Ownership	11. Nature
Derivative	or Exercise	(Month/Day/Year)	Execution	Code	Derivative	Expiration Date	Underlying Securities	Derivative	Derivative	Form of	of Indirect
Security	Price of	Date, if any	(Instr. 8)	Securities	(Month/Day/Year)	(Instr. 3 and 4)	Security	Securities	Derivative	Beneficial
(Instr. 3)	Derivative	(Month/Day/	Acquired (A) or	(Instr.5)	Beneficially	Securities:	Ownership
Security	Year)	Disposed of (D)	Owned	Direct (D) or	(Instr.4)
(Instr. 3, 4 and 5)	Following	Indirect (I)
Amount	Reported	(Instr. 4)
or	Transaction(s)
Date	Expiration	Number	(Instr. 4)
Code	V	(A)	(D)	Exercisable	Date	Title	of Shares

Explanation of Responses:

/s/ Richard W. Hanselman	January 24, 2003
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last update:  09/05/2002